82-4421



EASTMAIN

SUPPL

NEWS RELEASE

JAMES BEZEAU APPOINTED CFO
CHANGE IN FISCAL YEAR

Trading Symbol: ER – The Toronto Stock Exchange September 21, 2004

Eastmain Resources Inc. (ER:TSX) is pleased to announce the appointment of James Lawrence Bezeau, BBA, CMA as Chief Financial Officer. Mr. Bezeau brings 30 years of financial, accounting and managerial experience to the Company. Currently the Director of Finance for a number of organisations including Community Living Guelph Wellington, Mr. Bezeau consults on a regular basis for the following companies: Deloitte & Touche Inc., Winfair Investments Limited, Sun Life Assurance Company of Canada, The City of London, The Standard Life Assurance Company of Canada, the Community Living Associations of St.-Thomas-Elgin, Middlesex and Dufferin, and RGB Productions. Having worked for the Iron Ore Company of Canada, Mr. Bezeau is well versed in the mineral industry. His distinguished career has focused on the financial and analytical aspects of both private and public businesses in Canada and abroad. He has also been involved in mergers and acquisitions, the development of mortgage syndicates and pension plans and the training of accounting personnel. Mr. Bezeau is a very welcome addition to Eastmain Resources Inc. Management expects that Mr. Bezeau will make a significant contribution to achieving the Company's future objectives.

Eastmain Resources Inc. also announced today that it has applied to change its fiscal year-end date from July 31 to October 31 commencing with the year starting August 1, 2003. The proposed change will allow Eastmain to have a fiscal year that is consistent with the seasonal nature of its business and is co-ordinated with various governmental reporting periods involving funding and rebate processes.

The last day of Eastmain's proposed transition year will be October 31, 2004. During this transition year, interim financial statements will be filed for the quarters ended October 31, 2003; January 31, 2004; April 31, 2004 and July 31, 2004.

In the new financial year, Eastmain's interim financial statements will be filed for the periods ending January 1, 2005; April 31, 2005 and July 31, 2005, with annual financial statements for the new financial year to be filed for the period ending October 31, 2005.

Eastmain's primary objective is the exploration, discovery and development of long-life, low-cost profitable ore deposits in Canada. The Corporation has formed a five-year strategic alliance with Goldcorp Inc. Eastmain and Noranda have also signed an agreement to explore part of the prolific western Abitibi Greenstone Belt in Ontario and Quebec.

-30-

dl 10/18

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

J Taylor's WWW.MININGSTOCKS.COM



Gold & Technology Stocks


Dow Jones/Gold Annual Returns

Weekly Hotline Message (*Now in our 23rd Year*) September 11, 2004

New Buy Recommendation -- 09/11/04

Eastmain Resources Inc.



Traded Toronto – ER
Price 9/10/04: US – $0.49
Shares Outstanding: 45.1 million
Fully Diluted: 53.6 million
Cash on Hand: $6.3 million
Fully Diluted Cash on Hand: $12.5 million

Major shareholders (the following entities and management hold approximately 40% of Eastmain): GoldCorp, Sprott Asset Management, RAB Capital Ltd., SIDEX, societe en commandite, Eastmain Management, Contrarian Fund, SOQUEM, Anglo Pacific Group, and CBG Compagnie Bancaire (Geneve).
Progress Rating: "C"

Your editor got in touch with this company at the Las Vegas show. I went out of my way to visit their booth since I was to be a moderator for four different company presentations at the show and what I found was a very compelling story that I must therefore share with you, my subscribers.

For starters, I have had a growing appreciation for the old gold-producing regions in Quebec and Ontario. This area represents a growing portion of our gold share portfolio as a number of companies are building up ounces on a fairly steady basis.

Given my travel schedule last week, I am at a time disadvantage to tell you all I would like about this company and why we are adding it to our "buy" list, so I am simply going to list in bullet point form, why I think this stock is attractive for purchase at this time.

1) **The company's Clearwater project** (#1 in the map of Quebec on page 2) which is located 720 kilometers north of Montreal and 150 kilometers east of James Bay, is the flagship gold deposit for the company. Already there are 700,000 gold resource ounces on this project but that number is likely to grow, in my view, by a factor of at least two or three times. I say that because these ounces are calculated to a relatively shallow depth in a deposit that is open at depth. Recent drilling showed that this mineralization extends for another 400 meters laterally and 200 meters at depth, so as infill drilling takes place here, the 712,516 ounce (cut) and 755,435 ounce (uncut) deposit is almost certain to grow dramatically higher from this blocked out area alone.

In addition, this 84-square-kilometer property straddles a 10-mile-long "gold pathway" that shows very high-grade gold at surface and drill results indicating the potential for a very large

Project Location Map


Quebec
Eastmain River
Chibougamau
Matagami
Val d'Or
Montreal
Ontario
Red Lake
Timmins
Hemlo
Toronto
Major Mining District
Eastmain Project Area
New Brunswick
Bathurst
10 to 14
Fredericton
GOLD EXPLORATION
1 Clearwater
2 Reservoir
3 Lac Elmer
4 Lidge
5 Lac Hudson
6 Plummer Additional
7 Akweskwa
8 Abitibi Extension
BASE METAL EXPLORATION
8 Abitibi Extension
9 Kidd
10 Railroad
11 CNE/Captain
12 Taylor Brook
13 Rocky Lake/Otter Brook
14 Tingley Brook

mineable orebody. For starters, the company has identified several high-grade veins averaging more than one ounce of gold per ton (34.28 grams per tonne) within a kilometer-long zone. Drilling has intersected 107 gold-bearing veins over a length of 600 meters—and 25% of those veins range from 5.03 grams to 22.8 grams gold per tonne over widths of 1.5 meters to 9.0 meters. And as deposits go in this part of the country, this one could extend to thousands of feet at depth. In other words, I think the Clearwater project could become a major gold deposit. Dr. Don Robinson, the company's president and CEO, has said the development of a 1 million ounce resource is the company's short-term goal, and I know from talking to him that he has bigger ideas for the longer term. What is really impressive is the fact that the cost of discovering an ounce of gold at Clearwater has been exceptionally low—in fact, less than what it costs to buy a Starbucks cappuccino.

2) **Other important favorable factors at Clearwater should add value to this project.** For example, metallurgical work so far indicates 95.7% to 98.6% recoveries. The existence of a permanent road to the property as well as availability of power and a camp site in place are all important positives for the economics of this project, not to mention the fact that Quebec is one of the most pro-political jurisdictions in the world. To encourage mining, they not only allow responsible permitting of projects but actually subsidize drilling costs, which is one of the reasons it costs Eastmain so little to build their gold ounces in the ground.

3) **Eastmain has many other projects of merit.** As noted on the map above, the company has numerous other projects in Quebec, Ontario, and New Brunswick, many of which will be drilled by other companies spending their own money to earn into those projects. Joint venture partners on many of these projects are strong. For example, joint venture partners include Barrick Gold, BHP Billiton, Falconbridge, GoldCorp, Newmont, Noranda, Phelps Dodge Corp, SOQUEM, and Stratabound.

Some positive results on these projects have already been revealed. For example, at Reserve Creek in Ontario, three gold zones extending over 1,000 feet display respective grades like 0.34 oz./ton gold over 22 ft., 0.35 oz. ton gold over 19 ft., and 2.12 oz. gold /tonne over 0.5 ft. The Abitibi Megatem project, which is 65% Eastmain and 35% Noranda, has some very strong drill targets, and this land package includes 28 new properties covering 9,840 hectares.

4) **GoldCorp has become a strategic partner for Eastmain.** GoldCorp has been very wise to pick out promising junior gold mining firms (as

it has also with another favorite of ours, namely Candente Resources) for strategic alliances because it is these small cap juniors that are most successful in discovering sizeable gold deposits. Eastmain is an exploration company and they do not expect to become a producer, because production is not included in the skill set of management. And so to have an alliance with a company like GoldCorp, which is involved in that part of the world, is a big positive in my view—not only for Eastmain, but also for GoldCorp, which is one reason I remain bullish on that senior mining firm.

5) **Management** – I believe this company is a well-managed gold exploration company under the leadership of Dr. Don Robinson.

6) **Current price** – The junior sector equity valuations are very depressed now, especially compared to where the sector was in January of this year when I attended the Cambridge House Conference in Vancouver. At Friday's price of US$0.49, a $5,000 investment would buy 10,200 shares of this company, which would lay an equity claim to approximately 136 ounces of gold with an insitu value of approximately $55,000. That is based on the current resource of 712,516 ounces of gold, but most likely that value will rise dramatically as recent drill results are factored into a new calculation.

In summary, the junior sector is severely depressed at the moment. This is a well-managed junior gold exploration firm that is having considerable success, but given the state of this depressed sector, good drill results seem to matter very little in terms of impact on the share price. That is good in that it gives us time to buy an undervalued asset before the bigger market catches on. That is why we are adding this company to our Model Portfolio at this time. 519-940-4870 and/or www.eastmain.com.

J Taylor's Gold & Technology Stocks, is published monthly as a copyright publication of **Taylor Hard Money Advisors, Inc. (THMA)**, Box 770871, Woodside, N.Y. Tel.: (718) 457-1426. Website: www.miningstocks.com.

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RECEIVED
2004 OCT 18 A 11:03

2004 FOURTH QUARTER INTERIM REPORT TO SHAREHOLDERS

Clearwater Project

Drilling at Clearwater has extended the eastern limits of the Eau Claire gold deposit 1,348 feet (400 m) laterally and 665 feet (200 m) vertically. Drill hole ER04-38 intersected 1.24 ounces gold per ton across 4.92 ft (42.6 g/t, 1.5 m). This intersection occurs within a 16.4 ft wide zone grading 0.40 ounces gold per ton (13.7 g/t, 5.0 m) 1000 feet below surface. Holes 40, 41 and 42 also intersected the gold deposit 100 to 300 m east of hole 38 at or near the same elevation. Minor visible gold was noted in each of these holes. Drill hole 44 intersected the gold deposit approximately 2000 feet (600 m) below surface with visible gold observed in three different veins.

The objective of the current program is to expand the gold resource and test the lateral and vertical dimensions of the Eau Claire deposit through wide spaced drilling. Plans for a 10,000-tonne bulk sample, to determine the mining and milling parameters of the deposit, in particular gold grade and recovery are also underway. The Corporation is applying for the environmental permits necessary to complete a bulk sample. Recent drilling and trenching have demonstrated that the gold deposit is contained within a unique rock formation on the property referred to as the Eau Claire Basalt. Another priority is to discover a second gold deposit on the property by systematically exploring this favourable horizon.

During the fourth quarter of 2004, the Company completed its previously announced acquisition of the remaining interest in the Clearwater Project. Eastmain made a cash payment of $500,000 and issued 500,000 common shares and 500,000 share-purchase warrants to SOQUEM. The share-purchase warrants are exercisable for two years at a price of $1.50 in the first year and a price of $2.00 the second year. The Company is required to make an additional cash payment of $500,000 to SOQUEM on May 31, 2005.

Eastmain-Noranda Megatem Project

Eastmain and Noranda are utilizing a high-technology geophysical (MegaTEM) system to search for hidden ore deposits within the Abitibi greenstone belt - one of the most prolific, metal-endowed mineral belts in the world. 14,800 line-kilometres of aerial survey were flown covering 2,660 km^2 of prospective geology. Over 150 isolated geophysical anomalies were detected. Noranda geophysicists are screening and priority ranking the anomalies for follow-up exploration. At the end of the reporting period 43 new properties covering 10,288 hectares had been jointly acquired. The next phase of exploration will include target definition of 25 to 30 first-priority anomalies for follow-up drilling.

Reserve Creek Project

Fieldwork is also planned for the Reserve Creek gold project located in Ontario. Linecutting and IP geophysical surveys have covered three known gold zones on the property. Geological and geochemical surveys will be completed prior to future drill testing.

Donald J. Robinson, Ph.D., P.Geo.
President and CEO
September 23, 2004

EASTMAIN RESOURCES INC.
Corporate Office: 36 Toronto Street, Suite 1000, M5H 2C5 • *Exploration Office*: RR #1, Orangeville, ON Canada L9W 2Y8
tel. [519] 940-4870 • fax [519] 940-4871
e-mail: robinson@eastmain.com • web site: www.eastmain.com

Eastmain Resources Inc.
Management's Discussion & Analysis

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim financial statements for Q4 2004 of the Company and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This discussion covers the last completed quarter and subsequent period up to the date of filing of this MD&A. All dollar amounts are Canadian dollars unless otherwise indicated.

All statements, other than historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Overall Performance

The Company's total assets of $16,687,250 as at July 31, 2004 have substantially increased from $9,800,127 as reported at July 31, 2003 year-end. This change is largely due to an increase in the Company's net cash position. At the end of Q4 2004 the Company's cash balance totalled $6,290,509 with no debt, compared to $1,682,172 as at July 31, 2003.

The Contrarian Resource Fund exercised 347,223 share-purchase warrants for proceeds of $156,250 during the period. The Company received a $687,170 tax rebate from the Province of Quebec for exploration expenses completed during the fiscal year ending July 31, 2002.

The Company purchased SOQUEM's remaining interest in the Clearwater Project for $1,000,000 cash, 500,000 common shares and 500,000 share-purchase warrants at an exercise price of $1.50 per share if exercised within 12 months and $2.00 per share if exercised within 24 months. Subsequent to the reporting period the Company made a cash payment of $500,000 to SOQUEM. A final cash payment of $500,000 is due May 31, 2005 to finalize the acquisition of the Clearwater Project. This cash cost will be offset by an estimated $724,000-tax rebate and mining duty owed to the Corporation by the Province of Quebec.

Results of Operations

The Company's operations involve exploration and development of gold and base metals on its properties in Ontario, Quebec and New Brunswick. Our most significant and advanced property is the Clearwater gold project. The Corporation recently acquired 100% ownership of Clearwater from SOQUEM. The Corporation is currently completing a major diamond drill program with the objectives of expanding the gold resource through widely spaced drilling at depth and exploring for new deposits regionally on the property. The Company also plans to complete a bulk sample in order to determine the preliminary mining and economic parameters of the project. Permitting applications to complete a bulk sample and access road are underway.

Revenue for the three-month period was $38,578 while operating expenses where $80,605 for a net loss for the period of $42,027 compared to $1,507,421 for Q4 2003. Financing activities raised $184,492 from the exercise of 412,223 warrants at an average of price of $0.44 per share for the three-month period ending July 31, 2004.

Deferred exploration expenditures completed by the Corporation for the twelve-month period ending July 31, 2004 were $2,082,954 compared to $1,509,677 for Q4 2003.

Liquidity and Capital Resources

The Company has no debt and has sufficient working capital to fund the costs of its overheads and planned exploration activities for the immediate future. The Company maintains its investment portfolio in very low risk liquid securities under independent professional advisors.

The Company has no income and relies on raising funds through equity markets. The Corporation has been successful in the past in raising funds. While there is no guarantee that this will continue, there is no reason to believe that this capacity will diminish in the near-term.

As at September 21, 2004, 7,733,095 share-purchase warrants at an average price of $0.72 were outstanding which, if exercised, would result in proceeds of $5,559,811 to the Corporation. 1,375,000 options have been issued as at

January 31, 2004, which if exercised would result in proceeds of $602,500 to the Company. The Corporation also had an estimated $724,000 in receivable resource credits due from the Province of Quebec as at April 30, 2004.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These estimates involve considerable judgement and are, or could be, affected by factors that are out of the Company's control.

Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on the stock-based compensation and hence results of operations.

The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity-price risk, operating risk, ownership and political risk and currency risk, as well as environmental risk. The ability of the Company to obtain necessary financing to complete the development and future profitable production is uncertain.

Change in Accounting Policy

The only change in accounting policy during 2003 is related to the accounting for stock-based compensation, the impact of which has been explained in the 2003 annual financial statements. The Company's accounting policies are described in "Note 1" of the interim financial statements. The Corporation has applied to change its fiscal year-end date from July 31 to October 31 commencing with the year starting August 1, 2003.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and cash equivalent portfolio. To minimize risk, the funds are managed by independent financial advisors with ultimate administration by the Company. The investments are recorded at the lower of cost or market value.

Future Outlook

The Company is focusing its efforts on testing the potential to expand gold resources at the Clearwater Project and it has initiated environmental permit applications for a bulk-mining sample to determine the economic and mining parameters of the Eau Claire gold deposit. Exploration on other land holdings including the Noranda Joint Venture and Reserve Creek gold project is on going.

Forward Looking Statements

The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially form those anticipated in our forward looking statements. Factors that could cause such differences include: changes to world gold markets, equity markets, costs and supply of materials relevant to the mining industry and government and environmental restrictions. Although we believe the expectations in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

NOTICE TO SHAREHOLDERS
FOR THE TWELVE MONTHS ENDED JULY 31, 2004

EASTMAIN RESOURCES INC.

Responsibility for Financial Statements

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the July 31, 2003 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Disclosure Required Under National Instrument 51-102 - "Continuous Disclosure Obligations" - Part 4.3(3)(a)

The auditor of Eastmain Resources Inc. has not performed a review of the unaudited financial statements for the twelve months ended July 31, 2004.

EASTMAIN RESOURCES INC.

Balance Sheets (Prepared by Management)

	July 31, 2004 (Unaudited)	July 31, 2003 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 6,214,399	$ 1,470,769
Marketable securities	-	49,125
Prepaid and sundry receivables	76,110	162,278
	6,290,509	1,682,172
Equipment	71,746	99,727
Mining properties and deferred exploration expenditures	10,324,995	8,018,228
	$ 16,687,250	$ 9,800,127
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 954,427	$ 291,237
Shareholders' equity		
Capital stock		
Authorized - Unlimited common shares		
Issued		
Common shares (Note 2)	17,779,535	13,358,630
Warrants (Note 4)	1,827,512	312,793
Contributed Surplus (Note 3)	63,900	6,500
Deficit	(3,938,124)	(4,169,033)
	15,732,823	9,508,890
	$ 16,687,250	$ 9,800,127

EASTMAIN RESOURCES INC.

Statements of Operations and Deficit

(Prepared by Management - Unaudited)

	Three Months Ended July 31,		Twelve Months Ended July 31,	
	2004	2003	2004	2003
Revenue				
Interest and dividends	$ 30,461	$ 19,265	$ 75,604	$ 67,661
Management fees	8,117	(121,874)	72,665	6,189
	38,578	(102,609)	148,269	73,850
Expenses				
Write-down in deferred exploration expenditures	-	1,307,993	-	1,307,993
General and office administration	71,600	99,421	615,267	426,134
Amortization	9,005	11,023	27,981	14,652
Stock option expense (Note 3)	-	6,500	72,700	6,500
Write-down of marketable securities	-	(20,125)	-	-
	80,605	1,404,812	715,948	1,755,279
Loss for the period before the following:	(42,027)	(1,507,421)	(567,679)	(1,681,429)
Gain on sale of investments	-	-	121,588	-
Future income tax recovery	-	-	677,000	-
Income (loss) for the period	(42,027)	(1,507,421)	230,909	(1,681,429)
DEFICIT, beginning of period	(3,896,097)	(2,661,612)	(4,169,033)	(2,487,604)
DEFICIT, end of period	$ (3,938,124)	$ (4,169,033)	$ (3,938,124)	$ (4,169,033)

EASTMAIN RESOURCES INC.

Statements of Cash Flows

(Prepared by Management - Unaudited)

	Three Months Ended July 31,		Twelve Months Ended July 31,	
	2004	2003	2004	2003
Cash provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ (42,027)	$ (1,507,421)	$ 230,909	$ (1,681,429)
Adjustments not affecting cash				
Stock option expense (Note 3)	-	6,500	72,700	6,500
Future income tax recovery	-	-	(677,000)	-
Gain on sale of investments	-	-	(121,588)	-
Amortization	9,005	11,023	27,981	14,652
Write-down of marketable securities	-	(20,125)	-	-
Write-down in deferred exploration expenditures	-	1,307,993	-	1,307,993
Changes in non-cash working capital items	821,890	225,433	749,358	36,139
	788,868	23,403	282,360	(316,145)
FINANCING ACTIVITIES				
Issue of common shares, net of costs	184,492	677,384	6,544,224	1,197,384
INVESTING ACTIVITIES				
Acquisition of equipment	-	(86,059)	-	(86,059)
Mining claims and deferred exploration expenditures	(1,056,682)	(278,325)	(2,940,837)	(1,693,130)
Government grants received	-	269,512	687,170	269,512
Proceeds from sale of investments	-	-	170,713	-
	(1,056,682)	(94,872)	(2,082,954)	(1,509,677)
Change in cash and cash equivalents	(83,322)	605,915	4,743,630	(628,438)
Cash and cash equivalents, beginning of period	6,297,721	864,854	1,470,769	2,099,207
Cash and cash equivalents, end of period	$ 6,214,399	$ 1,470,769	$ 6,214,399	$ 1,470,769

EASTMAIN RESOURCES INC.

1. ACCOUNTING POLICIES

The management of Eastmain Resources Inc. (the "Company" or "Eastmain") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended July 31, 2003.

The disclosure in these interim financial statements do not conform in all respects to generally accepted accounting principles in Canada for annual financial reporting.

The Company has obtained approval from regulatory authorities to change its fiscal year end from July 31st to October 31st, and commencing October 31, 2004 the Company's year end will be October 31st.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the twelve months ended July 31, 2004 may not be indicative of the results that may be expected for the new financial year ending October 31, 2004.

These statements follow the same accounting policies as the July 31, 2003 audited financial statements.

2. CAPITAL STOCK

	Shares	Amount
Balance, July 31, 2003 (audited)	32,846,505	$ 13,358,630
Private placement (*)	8,800,000	4,400,000
Private placement (**)	1,761,904	1,850,000
Cost of issue - tax effect of flow-through shares	-	(677,000)
Exercise of stock options - cash	412,500	145,500
Exercise of stock options - black-scholes valuation	-	15,300
Exercise of warrants - cash	1,176,769	636,660
Exercise of warrants - black-scholes valuation	-	171,733
Issued for mining properties	90,000	53,100
Cost of issue - cash	-	(487,936)
Cost of issue - black-scholes valuation	-	(282,519)
Warrant valuation (*)	-	(1,095,600)
Warrant valuation (**)	-	(308,333)
Balance, July 31, 2004 (unaudited)	45,087,678	$ 17,779,535

(*) The Company issued 8,800,000 units at a price of $0.50 per unit for gross proceeds of $4,400,000. Each unit consists of one common share and one-half purchase warrant. Each complete warrant gives the warrant holder the right to buy one common share of the Company at a price of $0.60 per share until October 24, 2005. The fair value of the share purchase warrants has been estimated using the Black-Scholes pricing option model and is disclosed as a separate item in shareholders' equity. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. The value assigned to the 4,400,000 warrants was $1,095,600.

(**) The Company also issued 1,761,904 flow through units at a price of $1.05 per unit for gross proceeds of $1,850,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.25 per share for a period of 18 months from the date of closing. In connection with the private placement, management subscribed for $50,000 of the offering. The agent for the private placement was paid a 5% commission. In addition to the commission, compensation units equal to 5% of the number of units sold were issued (See Note 4). Each compensation unit consisted of one non flow through share at an exercise price of $0.86 per share and one-half of one purchase warrant at an exercise price of $1.25 per share for a period of 18 months from the date of closing. In connection with the issue of the private placement, the value assigned to the issue of 880,952 warrants was $308,333. The assumptions used for the valuation of the warrants were: dividend yield 0%, expected volatility 100%, risk free interest rate 4.5% and an expected life of 18 months.

2. CAPITAL STOCK (Continued)

The Company also issued 90,000 common shares for the purchase of mining properties.

During the period, 1,176,769 warrants were exercised and accordingly, $171,733 attributed to these warrants were re-classified to capital stock.

3. STOCK OPTIONS

The following summarizes the stock option activity for the period:

	Number of Options	Weighted Average Exercise Price ($)
Balance, July 31, 2003 (audited)	1,250,000	0.33
Exercise during the period	(412,500)	0.35
Cancelled	(62,500)	0.28
Granted	600,000	0.69
Balance, July 31, 2004 (unaudited)	1,375,000	0.44

The Company applies the fair value method of accounting for stock-based compensation awards to non-employees and accordingly, $72,700 (12 months) was recorded as stock option compensation expense and contributed surplus, for the 200,000 (12 months) options granted to consultants during the period.

For purposes of the 200,000 (12 months) options granted to consultants, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and an expected life of 5 years.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 400,000 options granted to employees been determined on the basis of its fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the Company's pro forma net income and income per share for the twelve months ended July 31, 2004 would have been as follows:

		Income		Income Per Share
As reported	$	230,909	$	0.01
Pro forma	$	37,609	$	0.00

For purposes of the above calculations, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and expected life of 5 years.

3. STOCK OPTIONS (Continued)

As at July 31, 2004, the Company had the following stock options outstanding:

BLACK-SCHOLES VALUE ($)	NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
-	500,000	0.36	February, 2005
-	100,000	0.34	May, 2006
-	200,000	0.26	February, 2007
6,500	25,000	0.34	November, 2007
15,300	50,000	0.40	August, 2008
42,100	100,000	0.55	October, 2008
-	300,000	0.55	October, 2008
-	100,000	0.88	October, 2008
63,900	1,375,000		

During the period, 412,500 stock options were exercised and the value of $15,300 attributed to these stock options were reclassified from contributed surplus to capital stock.

4. WARRANTS

As at July 31, 2004, the Company had the following warrants outstanding:

BLACK-SCHOLES VALUE ($)	NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
156,000	1,000,000	0.45 - 0.60	February, 2005
1,080,660	4,340,000	0.60	October, 2005
246,400	880,000	0.51	October, 2005
308,333	880,952	1.25	June, 2005
36,119	88,095	0.86	June, 2005
1,827,512	7,189,047		

Fort House Inc. received 88,095 compensation units. These compensation units were valued at $36,119 using the Black-Scholes option model. The following assumptions were used to estimate this figure: expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.5%; and an expected average life of 18 months.

Included in the 88,095 units are 44,048 sub-warrants that are exercisable at $1.25 per warrant and expire June 16, 2005. The sub-warrants were valued at $26,429 using the same assumptions as described in the previous paragraph.

5. RELATED PARTY TRANSACTIONS

The Company paid a director $96,000 for management wages.

6. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2004	2003
Basic income (loss) per share	$ 0.01	$ (0.06)
Diluted income (loss) per share	$ 0.01	$ (0.06)
Numerator:		
Net income (loss) for the period	$ 230,909	$ (1,681,429)
Denominator:		
Weighted average of basic common shares	41,454,963	29,858,960
Weighted average of diluted common shares	41,454,963	29,858,960

7. FUTURE INCOME TAX RECOVERY

The Company has adopted EIC-146 (dated March 19, 2004) where the Company has to recognize a future income tax liability, and the shareholder's equity reduced, on the date that the Company renounces the tax credits associated with the expenditures from flow-through proceeds. The Company is then allowed to offset the future income liability against unrecognized future income tax assets if certain criteria is met. As a result, the Company recorded a $677,000 future income tax recovery for the period.

8. SUBSEQUENT EVENT

The Company has agreed to acquire 100% interest in the Clearwater Project. SOQUEM Inc. has agreed to sell all of its remaining rights, title and interest in and to the Clearwater Project to the Company, subject to a 2% net smelter return royalty. The Company retains the right to purchase one-half of the NSR for $1,000,000. To acquire SOQUEM's remaining 25% interest, Eastmain shall make a cash payment of $500,000 (paid) on signing the agreement and a cash payment of $500,000 to SOQUEM on the first anniversary of the date of the agreement. Eastmain will issue 500,000 common shares (issued September 2, 2004) and 500,000 purchase warrants to SOQUEM at the time of closing. Purchase warrants are valid for a period of two years from the time of closing at an exercise price of $1.50 in the first year (September 2, 2005) and an exercise price of $2.00 the second year (September 2, 2006).

The Company has a receivable of $724,213 of resources tax credits and mining duties. This will be reflected in the financial statements when it is collected.

CORPORATE INFORMATION

OFFICERS & DIRECTORS

Donald J. Robinson
President, CEO and Director

James L. Bezeau
Chief Financial Officer

Catherine I. Butella
Exploration Manager

Jay Goldman
Corporate Secretary

Chad Steward
Investor Communications

John A. Hansuld*
Director

Richard W. Hutchinson
Director

William L. Koyle*
Director

John Vivash*
Director

*Member of Audit Committee

AUDITORS

Stern & Lovrics
1200 Sheppard Ave. East, Suite 406
Toronto, Ontario, Canada M2K 2S5

LEGAL COUNSEL

Goodman & Carr
200 King Street West, Suite 2300
Toronto, Ontario, Canada M5H 3W5

CORPORATE SERVICES

Duguay & Ringler
4th Floor, 56 Temperance Street
Toronto, Ontario, Canada M5H 3V5

TRANSFER AGENT

Equity Transfer Services Inc.
120 Adelaide St. West, Suite 420
Toronto, Ontario, Canada M5H 4C3

SHARES LISTED

Symbol: ER
The Toronto Stock Exchange

CORPORATE OFFICE

36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

EXPLORATION OFFICE

RR#1
834572, 4th Line, Mono
Orangeville, Ontario, Canada L9W 2Y8
Tel: (519) 940-4870 Fax: (519) 940-4871
Email: robinson@eastmain.com
butella@eastmain.com
Website: www.eastmain.com

IR Communications
Tel. (604) 669-5026
Email: ircommunications@telus.net